# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 East Grauwyler Road, Irving, Texas (TX), 75061
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,014,197; sole dispositive power 0; shared dispositive power 1,014,197; aggregate amount beneficially owned 1,014,197 (7.2% of the class)
- CFAC Holdings VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 606,440; sole dispositive power 0; shared dispositive power 606,440; aggregate amount beneficially owned 606,440 (4.3% of the class)
- Cantor Fitzgerald & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 211,679; sole dispositive power 0; shared dispositive power 211,679; aggregate amount beneficially owned 211,679 (1.5% of the class)
- Cantor Fitzgerald Securities: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 196,078; sole dispositive power 0; shared dispositive power 196,078; aggregate amount beneficially owned 196,078 (1.4% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,014,197; sole dispositive power 0; shared dispositive power 1,014,197; aggregate amount beneficially owned 1,014,197 (7.2% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,014,197; sole dispositive power 0; shared dispositive power 1,014,197; aggregate amount beneficially owned 1,014,197 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 2701 East Grauwyler Road, Irving, Texas (TX), 75061
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on March 26, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 1, 2023 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 14, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 3"), Amendment No. 4A to the Original Schedule 13D filed with the SEC on October 6, 2025 ("Amendment No. 4A") and Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 15, 2025 ("Amendment No. 5" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4A and Amendment No. 5, the "Prior Schedule 13D"), by CFAC Holdings VIII, LLC, a Delaware limited liability company ("CFAC"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and, as applicable, either Howard W. Lutnick or Brandon G. Lutnick. This Amendment is being filed by CFAC, Cantor Fitzgerald & Co., a New York general partnership ("CF&Co."), Cantor Fitzgerald Securities, a New York general partnership ("CFS"), Cantor, CFGM and Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of common stock, par value $0.0001 per share ("Common Stock"), in XBP Global Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by:

(i) CFAC, which is the holder of record of approximately 4.3% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(ii) CF&Co., which is the holder of record of approximately 1.5% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(iii) CFS, which is the holder of record of approximately 1.4% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(iv) Cantor, the sole member of CFAC and the indirect holder of a majority of the equity interests of CF&Co. and CFS;

(v) CFGM, the managing general partner of Cantor; and

(vi) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.
Residence or business address:
Item 2(b) is hereby amended and supplemented with the following:

The address of the principal business and principal office of Cantor Fitzgerald Securities is 110 East 59th Street, New York, New York 10022.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and supplemented as follows:

Cantor Fitzgerald Securities has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and supplemented as follows:

During the last five (5) years, Cantor Fitzgerald Securities has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and supplemented with the following:

Cantor Fitzgerald Securities is a New York general partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

The Private Placement

On September 11, 2026, the Issuer entered into securities purchase agreements (each, a "Purchase Agreement") with certain accredited investors (the "Purchasers"), for the sale by the Issuer in a private placement (the "Private Placement") of an aggregate of 2,275,245 shares (the "Shares") of the Issuer's Common Stock, at a weighted purchase price of approximately $2.66 per Share, for aggregate gross proceeds to the Issuer of approximately $6.05 million. CFS participated as a Purchaser in the Private Placement, purchasing 196,078 shares of Common Stock in the aggregate. All purchases made by CFS were made at a per share price of $2.55. The closing of the Private Placement occurred on September 15, 2026. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is included as Exhibit 99.2 to this Amendment, and is incorporated by reference herein.

On September 11, 2026, in connection with the Purchase Agreement, the Issuer entered into Registration Rights Agreements with the Purchasers (each, a "Registration Rights Agreement"). The Registration Rights Agreement provides, among other things, that the Issuer will file with the SEC a registration statement registering the resale of the Shares no later than September 22, 2026. The Issuer agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.3 to this Amendment, and is incorporated by reference herein.

********

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is on the basis of a total of 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

As of the date hereof, (i) CFAC directly owns 606,440 shares of Common Stock, (ii) CF&Co. directly owns 211,679 shares of Common Stock and (iii) Cantor Fitzgerald Securities directly owns 196,078 shares of Common Stock. None of the other Reporting Persons directly own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 606,440 shares of Common Stock a, which represent approximately 4.3% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(ii) CF&Co. directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 211,679 shares of Common Stock, which represent approximately 1.5% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(iii) CFS directly owns, and is the beneficial owner of, and has shared voting and dispositive power with respect to, 196,078 shares of Common Stock, which represent approximately 1.4% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(iv) Cantor, as the sole member of CFAC and the indirect holder of a majority of the equity interests of CF&Co. and CFS, controls each of CFAC, CF&Co. and CFS, and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC and CF&Co., which represent approximately 7.2% of the issued and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026. Cantor disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(v) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC, CF&Co. and CFS, which represent approximately 7.2% of the issued and outstanding shares of Common Stock based on and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.

(vi) Brandon G. Lutnick, as the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC, CF&Co. and CFS, which represent approximately 7.2% of the issued and outstanding shares of Common Stock based on and outstanding shares of Common Stock based on 14,156,584 shares of Common Stock outstanding as of September 14, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 and the Form 8-K filed with the SEC on September 14, 2026.
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10.16: Joint Filing Agreement, dated as of September 22, 2026, by and among the Reporting Persons

Exhibit 99.2: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by XBP on September 14, File No. 001-40206).

Exhibit 99.3: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by XBP on September 14, File No. 001-40206).

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (09/22/2026)
- CFAC Holdings VIII, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (09/22/2026)
- Cantor Fitzgerald & Co.: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (09/22/2026)
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (09/22/2026)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (09/22/2026)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (09/22/2026)